Constellation Pharmaceuticals, Inc.

215 First Street, Suite 200

Cambridge, MA 02142

July 16, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Constellation Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-225822

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Constellation Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-225822), as amended, so that it may become effective at 4:00 p.m. Eastern time on July 18, 2018, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

CONSTELLATION PHARMACEUTICALS, INC.

By:	/s/ Jigar Raythatha
Name: Jigar Raythatha
Title: President and Chief Executive Officer

Signature Page to Acceleration Request